Mirae Corporation

714 Baeksuk-Dong, Cheonan-Si Chungcheongnam-Do, 330-200, Korea

Tel : 82-41-621-5070 FAX : 82-41-559-8789

January 12, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Jay Webb

Re:	Response to the Securities and Exchange Commission Staff Comments dated December 14, 2005 regarding the annual report on Form 20-F for the year ended December 31, 2004 (SEC File No. 000-30376)

Dear Mr. Webb:

This is in response to your letter to us dated December 14, 2005 (“December Letter”) concerning Item 15 of our annual report on Form 20-F for the year ended December 31, 2004, which was originally filed with the Securities and Exchange Commission on June 30, 2005 and subsequently amended on July 28, 2005 and November 30, 2005 (as amended, the “2004 20-F”). We have provided our response to the Staff’s comments below.

Staff Comment:

Form 20-F/A Filed November 30, 2005

Item 15. Controls and Procedures, page 33

1.	We see that you have modified the language relating to the effectiveness of your disclosure controls and procedures and it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise the filing to definitively state your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. If your certifying officers have concluded that they are not effective, you should clearly describe the basis for this conclusion and the events that occurred which lead to this assessment. Please revise to comply.

Securities and Exchange Commission

January 12, 2006

2.	We see your disclosure that there have been “no significant changes” in your internal controls and procedures. Please revise your disclosure to clearly indicate whether there was any change in your internal control over financial reporting that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

Our Response:

1.	Please note that we have amended our 2004 20-F on January 11, 2006, stating that our certifying officers have reevaluated our disclosure controls and procedures in light of the fact that we had concluded that our consolidated financial statements needed to be restated and that we have concluded that our disclosure controls and procedures were in fact not effective at December 31, 2004. As our previous amendment to 2004 20-F and correspondence explained, the need for the restatement of our consolidated financial statements included in our 2004 20-F (“Financial Statements”) originally arose in the context of our US GAAP reconciliation process, in particular as it related to our interpretation and application of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46(R)”), Accounting Principles Board Opinion No. 18, Equity Method of Accounting for Investments, FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. We respectfully submit that a misstatement occurred in our Financial Statements in spite of the fact that we had made a good faith attempt to properly account for FIN 46(R) and the other interpretations listed above, and believed at the time that our conclusions were fair due to the new, novel and complex nature of FIN 46(R). No restatements were needed nor did we make any adjustments to our consolidated financial statements under generally accepted accounting principles in Korea.

2.	In response to the Staff’s comment, we have changed our Item 15 disclosure to clearly indicate that no changes have been made to our internal controls and procedures over financial reporting. We are considering, however, in light of 1. above, expanding our US GAAP resources, including, but not limited to providing additional training and education on US GAAP principles for existing employees involved in the preparation of our consolidated financial statements, potentially hiring additional personnel with US GAAP knowledge or

Securities and Exchange Commission

January 12, 2006

engaging an international accounting firm to assist us in preparing reconciliations to US GAAP in future periods to strengthen our internal controls and procedures over financial reporting and to minimize the possibility that a misstatement will occur in the future.

* * * * * * *

For the Staff’s convenience, we have attached hereto as Exhibit A, a copy of the 2004 20-F as further amended on January 11, 2005, reflecting the above responses. For your convenience, we have also provided as Exhibit B, Item 15 only, marked to show changes from Item 15 as provided in the 2004 20-F. Should you have any questions regarding the foregoing, or otherwise with respect to this letter, please feel free to contact me by telephone at 82-41-559-8710 or by fax at 82-41-559-8737. Also, in order to expedite our communication with you, please continue to copy Mr. Heon-Yup Lee of Debevoise & Plimpton LLP (Tel: 852-2160-9800; Fax: 212-521-8952 (U.S. fax number)) when you send any correspondence to us.

Very truly yours,

/s/ Gi Hoon Joung
Gi-Hoon Joung
Director of Accounting Team and
Acting CFO

Exhibit A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 3

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [            ] to [            ]

Commission file number 0-30376

MIRAE CORPORATION

(Exact name of Registrant as specified in its charter)

Republic of Korea

(Jurisdiction of incorporation or organization)

#9-2, Cha Am-Dong,

Chun An, Chung Chong Nam-Do 330-200

Republic of Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, Common Stock par value Won 100 per share	The NASDAQ National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Stock	179,186,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17  ☐    Item 18  ☐

		Page
EXPLANATORY NOTE		1

PART I		2
ITEM 15.	Controls and Procedures	2

PART III		4
ITEM 19.	Exhibits	4

Signatures
Exhibit 12.1 Certification of CEO
Exhibit 12.2 Certification of CFO

i

References to “Mirae”, the “Company”, “we”, “our” and “us” in this amendment to the annual report on Form 20-F are to Mirae Corporation and its consolidated subsidiaries.

EXPLANATORY NOTE

We are filing this Amendment No. 3 to our annual report on Form 20-F, for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission on June 30, 2005 and as amended on July 28, 2005 and November 30, 2005, in order to set forth in Item 15, disclosure regarding our controls and procedures in response to comments received from the United States Securities and Exchange Commission.

Other than for the purpose of amending the information referred to above, this Amendment No. 3 does not, and does not purport to, amend, update or restate the information in any other item of the our Form 20-F filed on June 30, 2005 or reflect any events that have occurred after the date on which such annual report was first filed.

1

ITEM 15. Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have the responsibility for the evaluation of the effectiveness of our disclosure and control procedures and generally take all actions deemed necessary or desirable to ensure compliance with such procedures. An evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management as at the reporting date prior to the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2004 pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934, or the Exchange Act. Based on this evaluation, the management had originally concluded that the Company’s disclosure controls and procedures were effective as of the twelve month period ended December 30, 2004 to ensure that information that is required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

As result of the Company’s decision to restate its consolidated financial statements for the twelve month period ended December 30, 2004, however, the Chief Executive Officer and Chief Financial Officer, in consultation with its accounting and other management team, as well as based on discussions with its independent auditors, have reevaluated its disclosure controls and procedures and have concluded that the Company’s disclosure controls and procedures were not effective.

Our consolidated financial statements are prepared in the Korean language, are expressed in Korean Won and are prepared in accordance with generally accepted accounting principles in the Republic of Korea, or Korean GAAP, which differ in certain material respects from accounting principles generally accepted in the United States of America, or US GAAP. As a reporting company under the Exchange Act, our consolidated financial statements included in our annual report on Form 20-F describes certain significant differences between Korean GAAP and the US GAAP and includes a reconciliation of certain Korean GAAP financial statement line items to US GAAP. The need to restate our consolidated financial statements for the twelve month period ended December 30, 2004 arose from our US GAAP reconciliation process, in particular as it relates to our interpretation and application of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46(R)”), Accounting Principles Board (“APB”) Opinion No. 18 Equity Method of Accounting for Investments (“APB Opinion No. 18”), FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”) and Statement of Financial Accounting Standards (“SFAS”) No. 115 Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). No restatements were needed nor did the Company make any adjustments to its consolidated financial statements under Korean GAAP. During the period covered by this report, there was no change in our system of internal controls and procedures over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In order to address the potential for a misstatement in our consolidated financial statements in future periods, the Company is considering various options, including, but not limited to providing additional training and education on US GAAP principles for existing employees involved in the preparation of our consolidated financial statements, dedicating additional resources in connection with the Company’s US GAAP reconciliation task, including potentially hiring personnel with US GAAP knowledge or engaging an international accounting firm to assist us in preparing the reconciliations to US GAAP in future periods.

2

Since we will be required under Section 404 of the Sarbanes-Oxley Act to provide annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments beginning with our annual report on Form 20-F for the year ending December 31, 2006, we have begun the process of putting in place a system of internal controls and procedures and we expect to have in place such systems as mandated by the Sarbanes-Oxley in a timely manner.

All disclosure controls and procedures, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures. In addition, the design of controls and procedures must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. We will continue to improve the design and effectiveness of our disclosure controls and procedures to the extent necessary in the future to provide our Chief Executive Officer, Chief Financial Officer and senior management with timely access to such material information, and to correct any deficiencies that we may discover in the future.

3

PART III

ITEM 19. Exhibits

Exhibit No.	Description
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIRAE CORPORATION

By:	/s/ Soon Do Kwon
Name:	Soon Do Kwon
Title:	Chief Executive Officer and President

Date: January 11, 2006

EXHIBIT 12.1

CERTIFICATION

I, Soon Do Kwon, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Mirae Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: January 11, 2006

/s/ Soon Do Kwon
Soon Do Kwon
Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Gi Hoon Joung, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Mirae Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: January 11, 2006

/s/ Gi Hoon Joung
Gi Hoon Joung
Director of Accounting Team;
Currently performing the role of Chief Financial Officer

Exhibit B

ITEM 15. Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have the responsibility for the evaluation of the effectiveness of our disclosure and control procedures and generally take all actions deemed necessary or desirable to ensure compliance with such procedures. An evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management as at the reporting date prior to the filing of our ~~2004 20-F.~~ annual report on Form 20-F for the fiscal year ended December 31, 2004 pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934, or the Exchange Act. Based on this evaluation, the management had originally concluded that the Company’s disclosure controls and procedures were effective as of the twelve month period ended December 30, 2004 to ensure that information that is required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

As result of the Company’s decision to restate its consolidated financial statements for the twelve month period ended December 30, 2004, however, the Chief Executive Officer and Chief Financial Officer, in consultation with its accounting and other management team, as well as based on discussions with its independent auditors, have reevaluated its disclosure controls and procedures and have concluded that the Company’s disclosure controls and procedures were not effective.

Our consolidated financial statements are prepared in the Korean language, are expressed in Korean Won and are prepared in accordance with generally accepted accounting principles in the Republic of Korea, or Korean GAAP, which differ in certain material respects from accounting principles generally accepted in the United States of America, or US GAAP. As a reporting company under the Exchange Act, our consolidated financial statements included in our annual report on Form 20-F describes certain significant differences between Korean GAAP and the US GAAP and includes a reconciliation of certain Korean GAAP financial statement line items to US GAAP. The need to restate our consolidated financial statements for the twelve month period ended December 30, 2004 arose from our US GAAP reconciliation process, in particular as it relates to our interpretation and application of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46(R)”), Accounting Principles Board (“APB”) Opinion No. 18 Equity Method of Accounting for Investments (“APB Opinion No. 18”), FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”) and Statement of Financial Accounting Standards (“SFAS”) No. 115 Accounting for Certain Investments in Debt

and Equity Securities (“SFAS No. 115”). No restatements were needed nor did the Company make any adjustments to its consolidated financial statements under Korean GAAP. During the period covered by this report, there ~~were~~was no ~~significant changes~~change in our system of internal controls and procedures over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In order to address the potential for a misstatement in our consolidated financial statements in future periods, the Company is considering various options, including, but not limited to providing additional training and education on US GAAP principles for existing employees involved in the preparation of our consolidated financial statements, dedicating additional resources in connection with the Company’s US GAAP reconciliation task, including potentially hiring personnel with US GAAP knowledge or engaging an international accounting firm to assist us in preparing the reconciliations to US GAAP in future periods.

~~Beginning with our annual report on Form 20-F for the year ending December 31, 2006,~~ Since we will be required under Section 404 of the Sarbanes-Oxley Act to provide annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments~~. We~~ beginning with our annual report on Form 20-F for the year ending December 31, 2006, we have begun the process of putting in place ~~the~~a system of internal controls and procedures ~~over financial reporting for the purpose of meeting the relevant requirements under Section 404 of~~and we expect to have in place such systems as mandated by the Sarbanes-Oxley ~~Act~~in a timely manner.

~~In response to the restatement of the Financial Statements contained in the 2004 20-F, as set forth in this Amendment No. 2, we have increased our attention on establishing an effective internal controls and procedures over financial reporting.~~

All ~~internal control systems~~disclosure controls and procedures, no matter how well designed, have inherent limitations~~. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation~~ including the possibility of human error and the circumvention or overriding of the controls and procedures. In addition, the design of controls and procedures must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. We will continue to improve the design and effectiveness of our disclosure controls and procedures to the extent necessary in the future to provide our Chief Executive Officer, Chief Financial Officer and senior management with timely access to such material information, and to correct any deficiencies that we may discover in the future.